2012-2013 THIRD QUARTER REPORT

Hon. Blaine Higgs

Minister of Finance

February 2013

2012-2013 Third Quarter Report

Published by:

Department of Finance

Government of New Brunswick

P.O. Box 6000

Fredericton, New Brunswick

E3B 5H1

Canada

Internet: www.gnb.ca/finance

February 2013

Translation:

Translation Bureau, Government Services

ISBN 978-1-55396-364-6

     Think Recycling!

2012 Economic Update

The World Bank estimates global GDP grew 2.3 per cent in 2012 reporting that the global economy remains fragile. High-income countries continue to suffer from volatility and slow growth, while developing countries recorded among their slowest growth rates of the past decade.
Real GDP in the U.S. increased 2.2 per cent in 2012 as gains in personal consumption expenditures, investment and exports offset declines in government spending. U.S. housing starts grew by 28% for the year and reached a level of construction not seen since 2008.
The Bank of Canada is now projecting real GDP growth of 1.9% in 2012 as weakness in exports and business investment resulted in a slowdown in the Canadian economy in the second half of the year.
The Department of Finance expects real GDP growth of 0.7% for New Brunswick in 2012, a level consistent with expectations among private sector forecasters.
Employment for the year declined by 600 as full-time job gains (+1,500) were not enough to offset part-time job losses (-2,100).
Wages and salaries grew by less than 2.0% and trailed the national growth rate.
Consumer spending continued to soften in the third quarter. Through the first ten months of the year, retail sales were unchanged when compared to year-earlier levels.
After a slow start to the year, manufacturing sales have posted gains in four of the last five months.
Housing starts in the province’s urban centres are up 3.4% over year-earlier levels. Multi-unit construction in Moncton and modest gains in the smaller urban centres contributed to an improved residential construction sector.
Consumer inflation in the province has averaged 1.7 per cent, slightly higher than the national growth rate of 1.5 per cent.

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2012-2013 Fiscal Update

Based on third quarter information, a revised deficit of $411.1 million is projected for 2012-2013. This is an increase of $228.2 million compared to the budget deficit of $182.9 million and a $54.4 million increase from the second quarter report.

Net debt is projected to increase by $955.9 million year-over-year, an increase of $216.9 million from the budget estimate of $738.9 million and a $44.4 million increase from the second quarter.

Revenues are projected to be $195.8 million lower than budget mainly due to a weakened economy. The major variances include:

Personal Income Tax is down $126.1 million because of a reduced yield from the tax system, resulting in a significant negative prior year adjustment and a lower forecast base; as well as weaker income growth.

Royalties are down $32.0 million because of weakened demand and lower prices for potash and a weakening demand for pulp wood.

Return on Investment is down $19.0 million mainly due to lower projected net income for the New Brunswick Electric Finance Corporation as a result of the latest estimates provided by NB Power, and lower projected net income for the New Brunswick Liquor Corporation because of lower-than-anticipated sales.

Sale of Goods and Services is down $17.7 million due to less revenue for the Consolidated Entities.
Corporate Income Tax is down $17.4 million largely due to a negative prior year adjustment.
Tobacco Tax is down an estimated $15.0 million due to lower sales.
Capital Revenue is down $8.4 million mainly due to lower-than-anticipated land sales.
Canada Health Transfer is down $7.5 million due to revised federal estimates.
Harmonized Sales Tax is projected to increase $30.2 million due to positive prior-year adjustments for the 2008-2012 taxation years.

Miscellaneous Revenue is up $14.8 million mainly due to higher-than-anticipated revenue from the Consolidated Entities.

Special Operating Agency Revenue is up $6.3 million primarily due to projected increased federal funding for agreements with the Regional Development Corporation.

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2012-2013 Fiscal Update

Total expenses are projected to be $32.3 million higher than budget. This is mainly due to the following:

$5.0 million decrease in the Department of Economic Development due to a projected under-expenditure in the Strategic Assistance Program.

$77.4 million increase in General Government mainly the result of an increase in pension expense due to the adoption of new actuarial mortality tables, which were updated for the first time in nearly a decade.

$15.6 million decrease in the Department of Health due to a number of savings and cost containment initiatives in the health care system.

$21.8 million decrease in the Department of Post-Secondary Education, Training and Labour mainly due to decreased uptake in employment development programs (offset by lower revenue).

$5.9 million increase in the Department of Public Safety due to higher than budgeted expenses in the Police, Fire and Emergency Services program.

$5.6 million decrease in Service of the Public Debt due to mainly due to borrowing later in the fiscal year than anticipated.

$12.1 million decrease in the Department of Social Development mainly due to projected under-expenditures in the Long Term Care and Housing Services programs.

$15.8 million increase in the Department of Transportation and Infrastructure primarily due to delays in achieving some government renewal savings initiatives and cost pressures related to increased commodity prices.

$13.3 million in projected under-expenditures across a number of other departments, partially offset by projected over-expenditures in others.

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COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT Thousands $

	Year Ending March 31			Variance

	2013	2013	2013	from
	Estimate	2nd Quarter	3rd Quarter	Estimate
Revenue
Ordinary Account........................................................	7,422,001	7,286,669	7,226,258	(195,743)
Capital Account..........................................................	232,822	231,707	224,383	(8,439)
Special Purpose Account............................................	63,512	67,701	65,501	1,989
Special Operating Agency Account (net)......................	73,726	83,230	80,075	6,349
Sinking Fund Earnings...............................................	221,000	221,000	221,000	0
Total Revenue.........................................................	8,013,061	7,890,307	7,817,217	(195,844)
Expense
Ordinary Account......................................................	7,662,367	7,709,118	7,692,505	30,138
Capital Account........................................................	52,799	52,722	56,842	4,043
Special Purpose Account..........................................	70,794	74,164	71,303	509
Special Operating Agency Account (net).....................	71,086	72,034	68,808	(2,278)
Amortization of Tangible Capital Assets......................	338,921	338,919	338,835	(86)
Total Expense........................................................	8,195,967	8,246,957	8,228,293	32,326
Surplus (Deficit)......................................................	(182,906)	(356,650)	(411,076)	(228,170)

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COMPARATIVE STATEMENT OF ORDINARY ACCOUNT REVENUE BY SOURCE Thousands $

	Year Ending March 31			Variance

	2013	2013	2013	from
	Estimate	2nd Quarter	3rd Quarter	Estimate

Taxes
Personal Income Tax................................................	1,317,400	1,231,000	1,191,300	(126,100)
Corporate Income Tax...............................................	223,600	215,200	206,200	(17,400)
Metallic Mineral Tax..................................................	40,000	40,000	35,000	(5,000)
Provincial Real Property Tax......................................	469,400	469,400	469,400	0
Harmonized Sales Tax..............................................	1,135,400	1,120,400	1,165,600	30,200
Gasoline and Motive Fuels Tax..................................	247,300	247,300	243,000	(4,300)
Tobacco Tax............................................................	150,000	145,000	135,000	(15,000)
Pari-Mutuel Tax........................................................	600	600	600	0
Insurance Premium Tax............................................	43,746	45,400	45,900	2,154
Real Property Transfer Tax........................................	13,600	12,600	11,000	(2,600)
Large Corporation Capital Tax....................................	0	0	(49)	(49)
Financial Corporation Capital Tax...............................	23,125	28,000	28,000	4,875
Sub-total: Taxes..................................................	3,664,171	3,554,900	3,530,951	(133,220)

Return on Investment...............................................	300,581	292,887	281,558	(19,023)
Licences and Permits...............................................	135,124	133,998	133,853	(1,271)
Sale of Goods and Services.....................................	296,173	277,774	278,439	(17,734)
Lottery and Gaming Revenues................................	142,938	145,938	145,938	3,000
Royalties...................................................	121,670	112,605	89,660	(32,010)
Fines and Penalties.................................................	8,233	8,178	8,507	274
Miscellaneous..........................................	24,690	32,833	39,449	14,759

TOTAL: OWN SOURCE REVENUE………………….	4,693,580	4,559,113	4,508,355	(185,225)

Unconditional Grants – Canada
Fiscal Equalization Payments...................................	1,597,700	1,597,700	1,597,700	0
Canada Health Transfer............................................	637,200	629,700	629,712	(7,488)
Canada Social Transfer.............................................	257,400	257,400	257,197	(203)
Wait Times Reduction Transfer..................................	5,422	5,422	5,423	1
Other........................................................	1,866	1,866	1,866	0
Sub-total: Unconditional Grants – Canada...	2,499,588	2,492,088	2,491,898	(7,690)

Conditional Grants – Canada....................................	228,833	235,468	226,005	(2,828)

TOTAL: GRANTS FROM CANADA........................	2,728,421	2,727,55	2,717,903	(10,518)

TOTAL: GROSS ORDINARY REVENUE.................	7,422,001	7,286,669	7,226,258	(195,743)

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COMPARATIVE STATEMENT OF ORDINARY ACCOUNT EXPENSE Thousands $

	Year Ending March 31
	2013	2013	2013	Variance
DEPARTMENT	Estimate	2nd Quarter	3rd Quarter	from Estimate
				$	%
Agriculture, Aquaculture and Fisheries...........	39,983	43,255	40,755	772	1.9%	!
Economic Development................................	105,401	105,401	100,401	(5,000)	-4.7%	✓

Education and Early Childhood	1,071,133	1,081,733	1,073,062
Development..........................................				1,929	0.2%	!
Efficiency New Brunswick............................	11,819	11,819	11,819	0	0.0%
Energy and Mines.......................................	7,392	7,392	7,133	(259)	-3.5%	✓

Environment and Local Government..............	138,768	138,512	140,151	1,383	1.0%	!
Executive Council Office..............................	18,441	18,111	17,941	(500)	-2.7%	✓

Finance.............................................…	20,206	19,106	18,706	(1,500)	-7.4%	✓

General Government...................................	608,764	645,515	686,165	77,401	12.7%	!
Government Services..................................	59,457	60,157	59,457	0	0.0%
Health...................................................	2,583,815	2,583,815	2,568,258	(15,557)	-0.6%	✓

Healthy and Inclusive Communities..............	10,095	10,095	10,192	97	1.0%	!
Human Resources...................................…	4,123	4,073	4,048	(75)	-1.8%	✓

Invest NB................................................…	14,637	14,437	10,607	(4,030)	-27.5%	✓

Justice and Attorney General.......................	63,286	62,181	61,786	(1,500)	-2.4%	✓

Legislative Assembly...............................…	26,173	26,133	26,451	278	1.1%	!
Natural Resources...................................…	108,252	105,865	103,845	(4,407)	-4.1%	✓

Office of the Premier................................…	1,655	1,645	1,625	(30)	-1.8%	✓

Post-Secondary Education, Training and	588,302	570,310	566,488	(21,814)	-3.7%	✓
Labour..................................................
Public Safety......................................…	142,290	148,290	148,190	5,900	4.1%	!
Service of the Public Debt....................…	672,000	672,000	666,400	(5,600)	-0.8%	✓

Social Development.............................…	1,051,925	1,051,925	1,039,825	(12,100)	-1.2%	✓

Tourism, Heritage and Culture..............…	41,177	40,527	40,177	(1,000)	-2.4%	✓

Transportation and Infrastructure...........…	273,273	286,821	289,023	15,750	5.8%	!
TOTAL..............................................…	7,662,367	7,709,118	7,692,505	30,138	0.4%

✓ Projected under-expenditure
! Projected over-expenditure

The 2013 Estimates were restated to include departmental transfers and reorganization.

The increase in General Government is mainly the result of an estimated $53 million increase in pension expense due to the adoption of new actuarial mortality tables.

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COMPARATIVE STATEMENT OF CHANGE IN NET DEBT
Thousands
	$
	Year Ending March 31			Variance

	2013	2013	2013	from
	Estimate	2nd Quarter	3rd Quarter	Estimate
Surplus (Deficit)...................	(182,906)	(356,650)	(411,076)	(228,170)
Acquisition of Tangible Capital Assets........	(894,961)	(893,728)	(883,629)	11,332
Amortization of Tangible Capital Assets........	338,921	338,919	338,835	(86)
(Increase) Decrease in Net Debt..........	(738,946)	(911,459)	(955,870)	(216,924)

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